                             LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE                             WWW.LEGALANDCOMPLIANCE.COM
     OF COUNSEL
                                                 DIRECT E-MAIL:
                                                 LAURAANTHONYPA@AOL.COM


                                February 4, 2010


VIA ELECTRONIC EDGAR FILING

Jan Woo, Staff Attorney
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

                  Re:      SunGame Corporation
                           Amendment No. 5 to Registration Statement on Form S-1 Filed January 19, 2010
                           File No. 333-158946

Dear Ms. Woo:


         We have electronically filed herewith on behalf of SunGame Corporation (the "Registrant") Amendment No. 6 to the above-referenced Registration Statement. The Amendment No. 6 is marked with (R) tags to show changes made from the previous filings. In addition, we have included a narrative response herein. We trust you shall deem Amendment No. 6 and the contents of this transmittal letter responsive to your comment letter dated January 29, 2010 and the telephonic comment set forth below.

General
-------

         Comment 1. We note your response to prior comment 6 that the $25,000 revenue during the nine-months ended September 30, 2009 was from the "sale of the rights to use one of our many 3D objects contained in our Virtual World to a third party." Please clarify whether you hold a license or other property right related to the various 3D objects that should be disclosed pursuant to Item 101(h)(4)(vii) of Regulation S-K. Also tell us what consideration you have given to filing any agreements related to the sale of the rights to use the 3D object pursuant to Item 601(b)(10)(i) of Regulation S-K as it appears that the sale was not made in the ordinary course of business and the income generated from the sale was material to your business.

         Response: We have developed personally a portfolio of 3D objects for use in connection with our Virtual World system. This portfolio is proprietary to us as we have created it from our own resources. We do not hold any licenses or other third party property rights (other than our own proprietary rights) in connection with this portfolio, the 3D objects contained therein and the development thereof. Furthermore, we have no agreements related to the sale of the right to use this portfolio (other than the invoice reflecting the above sale of the right to commercially use this portfolio of 3D objects).

Telephonic Comment.
-------------------

         You have requested by telephone that we update the Registration Statement to include the reasons for the increase in stock valuation pursuant to prior comment 7 to your comment letter dated January 6, 2010.



          330 CLEMATIS STREET, #217 O WEST PALM BEACH, FLORIDA O 33401
                     PHONE: 561-514-0936 O FAX 561-514-0832

Securities and Exchange Commission
Division of Corporation Finance
February 4, 2010
Page 2


Prior comment 7 and our response thereto dated January 19, 2010 follows:

             Notes to Financial Statements
             -----------------------------
             Note 7. Stockholder's Deficiency
             --------------------------------
             Common Stock, page F-9
             ----------------------

                  Comment 7. We note your response to prior comment 3. It
             remains unclear how you have concluded that the stock issuances to Adversor and Goss are "fairly stated as recorded." Although you continue to make reference to a restricted stock issuance for services in June 2008, it continues to appear to the staff that the best evidence of fair value for your stock was the restricted stock issuance for cash in October 2008, which was in closer proximity to the related party issuances in question. Further, you have not discussed any factors or intervening events within the company that contributed to an increase in the fair value of your stock price. Therefore, we reissue prior comment 3

                  Response: The fair value of the Adversor and Goss issuances were determined as follows: In 2007 the Company pursuant to a specific contract with a non-related party was provided with software development services valued at $775,000. The Company did not have the cash to pay for the services, so Adversor, Inc. performed consulting services for the non-related party to satisfy the $775,000 debt. The Company then settled the corresponding $775,000 debt to Adversor, Inc. for 4,123,500 shares of common stock. The stock was valued at the original contract price with the non-related party. The stock to Mr. Goss was valued at the contract price of the services provided of $137,300. This amount represented approximately 1,000 hours of software consulting work at $130 per hour. Subsequent to these issuances for services provided to the Company from 2007 through early September 2008, and subsequent to the Company using the valid contractual and performance information available to it at the time to value them, the Company's interactive internet website system became operational and passed the phase of being solely developmental where a risk exists that reaching a workable solution ready for commercial launch may not be found. By reaching this critical juncture in early October 2008 (a working system ready for commercial launch) the value of the operating system and the Company's shares to potential investors was promptly increased, thus the agreed upon cash sales price to an investor of $.25 per share.

         Response: Amendment No. 6 is amended to reflect the above-referenced updated disclosure.



Legal & Compliance, LLC


By:      /s/ Laura Anthony, Esq.
         --------------------------
         Laura Anthony, Esq.